JSAT

8 2-5 1 1 1

06012704

CID-B-06-001

April 3, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 1 8 2006
WASH, D.C. 156

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Renewal of In-orbit Insurance Policy for Communications Satellites (dated March 31,2006)
- Final Agreement on the Transfer of All Shares of JSAT Subsidiary Japan Cable Cast and Equipment Used in the JC-HITS Business (dated March 31,2006)
- JSAT Announces Organizational Reforms and Personnel Reappointment (dated March 31,2006)
- JSAT Announces Personnel Appointment (dated March 31,2006)
- JSAT Announces Launch Schedule for Communications Satellite JCSAT-9 (dated April 3,2006)
- JSAT Announces Personnel Appointment (dated April 3,2006)

PROCESSED
APR 2 1 2006
THOMSON FINANCIAL

Yours faithfully,

Hideto Usa
General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F

March 31, 2006
JSAT Corporation

Renewal of In-orbit Insurance Policy for Communications Satellites

JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") today announced that it has renewed its in-orbit insurance policy for company-owned communications satellites. The new policy is effective from April 1, 2006 to March 31, 2007.

As a result, JSAT communications satellites JCSAT-R, JCSAT-4A, JCSAT-2A and JCSAT-110 will be covered by in-orbit insurance. Meanwhile, other communications satellites with marginal book values, due to being near by their end of life or an application of asset-impairment accounting, will remain uninsured.

Horizons-1 communications satellite is separately covered by an in-orbit insurance policy effective from October 1, 2005 to September 30, 2006 that has been taken out by Horizons-1 Satellite LLC.

March 31, 2006
JSAT Corporation

Final Agreement on the Transfer of All Shares of JSAT Subsidiary Japan CableCast and Equipment Used in the JC-HITS Business

JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") announced that today it concluded a final agreement with SOZOkobo, Inc. (Head Office: Chiyoda-ku, Tokyo; President and Partner: Shozo Ishibashi; "SOZO") on the transfer of all shares of wholly owned subsidiary Japan CableCast Inc. (Head Office: Chuo-ku, Tokyo; President: Norikazu Yabushita; "CableCast"), the provider of the JC-HITS digital solutions service for cable television operators, and the transfer of equipment used in the JC-HITS business. A basic agreement was concluded between JSAT and SOZO on February 21, 2006. Details are as follows.

1. Impact of the Transfer of Shares and Equipment on Operating Results

In the press release "Transfer of All Shares of JSAT Subsidiary Japan CableCast and Equipment Used in the JC-HITS Business," issued on February 21, 2006, JSAT reported that the transfer would be made at a total sale price of roughly ¥1.8 billion. However, the final sale price is scheduled to be determined after March. Therefore, the impact of the transfer on JSAT's consolidated and non-consolidated operating results will be announced once the details are finalized.

March 31, 2006
JSAT Corporation

Press Release

JSAT Announces Organizational Reforms and Personnel Reappointment

JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") today announced that it will implement the following organizational reforms and personnel reappointment.

1. Organizational Reforms on March 31, 2006

The Strategic Planning Group will be dissolved and the Strategic Planning Division will be transferred to the Corporate Planning & Administration Group.

2. Personnel Reappointment on March 31, 2006

New Post	Previous Post	Name
General Manager, Strategic Planning Division, Corporate Planning & Administration Group	General Manager, Strategic Planning Division, Strategic Planning Group	Masato Ogawa

Attachment: New Organizational Chart

Organization

(as of Apr 1, 2006)


General Meeting of Shareholders
Board of Auditors
Auditors
Board of Directors
President & CEO
Remuneration Committee
Nominations Committee
Management Committee
Market Development Group
Planning & Strategic Business Division
Broadcast Business Division
Business Solution Division
Government Sectors Marketing Division
Global Business Development Division
Teleport & Service Development Division
Operations Group
Satellite Operations Division
Network Operations Division
YSCC Administration & Ground Systems Division
Engineering Group
Planning & Coordination Division
Communications Systems Engineering Division
Broadcasting Systems Engineering Division
Solutions Engineering Division
Corporate Planning & Communications Group
Corporate Planning Division
Legal & Credit Division
Purchase Administration Division
Personnel Affairs Division
Strategic Planning Division
Corporate Coordination Group
Finance & Accounting Division
Corporate Communications & Investor Relations Division
General Affairs Division
Internal Auditing Division

Osaka Branch Office
Hong Kong Representative Office

JSAT International Inc. (U.S.A.) (Wholly Owned)
Satellite Network, Inc (Ownership:92%)

March 31, 2006
JSAT Corporation

Press Release

JSAT Announces Personnel Appointment

JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") today announced that it will make the following personnel appointment.

Director Retiring on March 31, 2006:

Director and Senior Executive Officer, Strategic Planning Group	Yoshiro Aisaka

Appointment on April 1, 2006:

Senior Advisor	Yoshiro Aisaka

April 3, 2006

Press Release

JSAT Corporation

JSAT Announces Launch Schedule for Communications Satellite JCSAT-9

JSAT Corporation ("JSAT"; Head office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki) today announced the launch schedule for its JCSAT-9 Communications satellite, as follows:

As the successor to the N-STARa satellite in orbit at 132° East, JCSAT-9 is equipped with Ku-band transponders for domestic communications and an S-band transponder for mobile communications. In addition, JCSAT-9 is fitted with C-band transponders for international communications. Besides serving domestic and mobile communications customer bases, JCSAT-9 will offer coverage over an extensive area ranging from Hawaii and Oceania to countries across Southeast Asia. Looking ahead, JSAT plans to further expand its global services using this large, state-of-the-art satellite, targeting the widespread fusion and digitalization of broadcasting and communications.

Launch Details

I. Scheduled launch date and time	April 12, 2006 (Wed.) 08:30 (JST)
II. Launch site	Off Hawaiian coast (in vicinity of 154° West Longitude)
III. Launch vehicle	Zenit-3SL (Sea Launch Company, LLC)
IV. Satellite specifications	(1) Satellite Bus: A2100AX (manufactured by Lockheed Martin) (2) No. of transponders: 20 x Ku-band 20 x C-band 1 x S-band (3) Area of coverage: Japan, SE Asia, Hawaii, Oceania (4) Orbital position: 132° East (planned)

April 3, 2006
JSAT Corporation

Press Release

JSAT Announces Personnel Appointment

JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") today announced that it will make the following personnel appointment.

Director Retiring on March 31, 2006:

Director	Bunji Shinoda